

DERMASPORT

High-Performance Skincare for Athletes | Trusted by Olympians, Created by Dermatologists

OVERVIEW   DETAILS   POSTS   WHAT INVESTORS SAY   ASK A QUESTION

Highlights

1 $345K in sales from successful MVP driven by a thriving community of 3K+ customers and subscribers.

2   Closed $600K round from new 8 angel investors (March 2025 - April 2025).

3   Expanding beyond swimmers to outdoor athletes, a $10B+ underserved market.

 **4**   5+ years of R&D led by a Navy dermatologist resulted in breakthrough Ageless Recovery Complex.

 **5**   Built a grassroots army of 140+ ambassadors that drive awareness and adoption with minimal ad spend.

 **6**   Endorsed by Olympians Nathan Adrian and Elizabeth Beisel and trusted by thousands of athletes.

Featured Investors

 **Konstantin Othmer** in

Invested $50,000

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Syndicate Lead

I am an entrepreneur and investor, originally worked as an engineer on the Apple II during Jobs 1.

"As an avid kite surfer and snowboarder, I spend hours in the sun, saltwater, and wind—and while my Garmin watch tells me my "fitness age" is 20 years younger than my biological age, my skin health app tells me my face skin is not faring as well.

About a year ago, a good friend shared his Dermasport facial sunscreen with me on a kite surfing trip, and I was blown away. It stayed on, didn't drip into my eyes, and for the first time, my face didn't feel burned after a full day on the water.

I invested in Dermasport because the company has a passionate team using the latest science to create the world's best skincare products focused on the sports I care about. It's only a matter of time before other outdoor athletes and weekend warriors discover the superior and worry-free function of Dermasport, which will make the company a great success."

 **John Selldorff** in

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Retired CEO Legrand North and Central America

"As an avid sailor and golfer, I have to use sunscreen to protect against the strong

UV reflections off the water. For years I have been frustrated with products that come off when I sweat and often, the sunscreen ends up running into my eyes causing frustrating irritation.

I mentioned this to the original investor in Dermasport, he gave me a sample and I was hooked. No more runny sunscreen. No more eye irritation. Continuous protection while exposed to spray and sweat. I also suffer from dry skin and I was surprised at how moisturizing the application was. Not sticky or pastey. I can't imagine using anything else for outdoor protection."

 **Dr. Tim Mulcahy D.D.S.** [Follow]

"Spending a significant time outside in direct sun, I am very excited about this new chapter in the Sunscreen protection wars. I have had one significant basal skin cancer culminating in a very aggressive surgical intervention. Protection from more future episodes and using a product with non-micro bead plastic, phthalates free, and PFAST free product is vitally important.

I have spent 55+ years as a lifeguard, swimmer, water polo player, and a coach. My wife is an advocate for minimizing micro plastics in the environment. Dermasport has checked all the boxes for today and future generations of skin protection. I recommend these products for my kids and especially my grandkids (whom I dearly love).

I also love Hawaii and its great ocean community. The reef friendly sunscreen product is so important to our sun-loving, eco-conscience society. Plus, it stays on for long-term protection without harming the environment.

Finally, as a Dentist for 41 years, I would hope that this product lowers the many skin cancers that I have seen in my practice."

Team

 **Todd Mitchell** President

Todd has 20-years leadership in startups, global sports brands, and private equity. He led the sporting goods division for Aqualung (brands such as Aquasphere, MP–Michael Phelps & US Divers). Todd's a lifelong swimmer, water polo player and swim Dad.

linkedin.com



Jerome Mix Chairman & CEO

A proven investor and operator, Jerry has built and exited multiple high-growth companies, including Watt Stopper (2,200% ROI) and Atomic Aquatics (7,200% ROI). His expertise in early-stage strategy and M&A has consistently delivered strong returns.

linkedin.com



David Schmidt Director of Product & Marketing

After working at an Amazon-acquired data startup, David co-founded the first teledermatology platform with integrated e-commerce. A former beach lifeguard and collegiate water polo player, he struggled with the skincare challenges Dermasport is solving.



Dr. Chris Schmidt Chief Medical Officer

As a dermatologist, Dr. Schmidt has treated thousands of athletes and Navy sailors for skin cancer. Determined to change this narrative, he's on a mission to make healthy skin the norm through education and high-performance skincare.

Redefining Skincare for Athletes, a $10B Market


Skin Cancer, Premature Aging,

Constant Struggles for Athletes.

—

Aquatic and outdoor athletes push their limits — but their skin pays the price, because conventional skincare can't keep up with their active lifestyles.

 *UV Exposure*

Prolonged sun exposure increases skin cancer risk, with 1 in 5 Americans developing it by age 70.

Chlorine & Saltwater

Strip the skin's natural barrier, causing dryness and irritation.

 *Sweat & Gear*

Rub against the skin, leading to chafing, break-outs, and unsightly goggle marks.



Former D1 Swimmer Shares Olympian-Approved Skincare Ha
Dermasport
dermasport
WHAT I NEEDED
Watch on YouTube

Conventional Skincare Falls Short. ❌

🚫 **Sunscreens break down mid-workout**, running into eyes, wearing off with sweat, and leaving skin unprotected.

⚠️ **Daily skincare isn't made for intensive recovery**, offering little relief from the harsh effects of UV exposure, chlorine, saltwater, and sweat.

👉 **Athletes need skincare that keeps up with their active lifestyle.** That's why we created **Dermasport.**

Hello to Healthy Skin.



PROTECT
Facial Sunscreen
BROAD SPECTRUM
SPF 50
WATER RESISTANT
(80 MIN)
CLEANSE
Gentle Facial Cleanser
Facial Moisturizer
Healing moisture
Aloe for sunburns
2.0 FL. OZ / 60 ML

A New Era of Skincare for Athletes. Backed by Science. Trusted by Olympians. 🎯💪

🔬 **Introducing the Ageless Recovery Complex (ARC)**, designed for active skin and found exclusively in Dermasport products.

🛡️ **Superior sweat and water-resistant formulas** protect and nourish your skin even in the harshest conditions.

⚡ **Developed by a Navy dermatologist** and endorsed by Olympians, Dermasport is a complete high-performance skincare brand built for active lifestyles.

> "Dermasport stays on for my entire workout and doesn't make me look like a ghost. You can't beat all zinc!"



Nathan Adrian
5-Time World Champion
Team USA Swimming



> "If you're struggling with dry skin, sunburns, or just want less dark circles, Dermasport has something for you."

Elizabeth Beisel
5-Time Medalist,
Team USA Swimming

Successful MVP Launch Confirms Strong Consumer Demand.

In Summer 2023, we launched our 4-step facial skincare system for swimmers as a proof of concept—and the response from the athlete community has been overwhelming!

Introducing Dermasport's 4-Step Facial Skincare System for Swimmers

00:44

Real Athletes,
Real Results




BEFORE & AFTER




 **98%**

Said their skin felt refreshed after using our Gentle Facial Cleanser.

 **97%**

Said the Facial Moisturizer soothed their dry skin after swimming.

 **70%**

Felt more confident about their appearance after using the Eye Cream.

*Results based on a 6-week study with 62 athletes. Individual results will vary.



Momentum Builds as Repeat Customers Drive Growth.

dermasport

18-Month
pilot successfully validated demand in the swim community.

$345,000+
in sales fueled by organic demand and word-of-mouth.

3,000+
customers and hundreds of 5-star reviews on Amazon and Dermasport.com.

44%
of revenue from repeat buyers, a testament to product efficacy and brand trust.

140+
ambassadors from collegiate, masters, and high-school teams are generating awareness with minimal ad spend.

This Is Way Bigger





Than Swimming

Sun Protection is a Daily Essential



40% of consumers wear sunscreen daily.

82% of consumers buy skincare products with SPF.

6.6% CAGR projected for sun protection products through 2031.

Athletes Demand More from Their Skincare



68% of consumers prioritize sweat & water resistance when choosing sunscreen.

76% want double-duty products that offer

76% skincare benefits plus sun protection.

53% look for sport-specific formulations that perform under intense conditions.

Source: Global Cosmetic Industry, June 2024 – "Consumers' Sun Care Wish List"

Shifting Consumer Demand Creates a $10B Opportunity in Athletic Skincare.

—

$41 Billion

Sun & Facial Skincare Total USA Market

$10 Billion

Casual Athletes

Success in the primary segment provides access to a broader market of "casual" athletes.

$1 Billion   **Core Athletes**

Adapt swim strategy to penetrate adjacent sports within core athlete market.

Like Vuori but for Sunscreen and Skincare.

We're raising money on Wefunder to grow Dermasport beyond swimming and become the go-to skincare brand for outdoor athletes. Here's how your investment will help us succeed:

Expand Product Line with four new sunscreens requested by our athlete community, launching Spring 2025.

Grow B2B Distribution Channels with gyms, pro shops, retailers, and team suppliers nationwide.

Build Strategic Partnerships with elite athletes and national governing bodies to reach more customers at competitions and events.

Hire Key Team Members to support growth, operations, and marketing while keeping our business lean and efficient.


PROTECT
Clear Body
Sunscreen Spray
with Antioxidants
BROAD SPECTRUM
SPF 50
WATER RESISTANT
(80 MIN)
50
Lightweight +
sweat-resistant
Gentle for sensitive skin
Sheer + non-greasy
PROTECT
Mineral Body
Sunscreen Spray
with Non-Nano Zinc Oxide
BROAD SPECTRUM
SPF 30
WATER RESISTANT
(80 MIN)
30
High-performance +
sweat-resistant
Gentle for sensitive skin
Reef-safe + vegan
MOISTURIZE
Daily Facial
Moisturizer
BROAD SPECTRUM
SPF 30
30
Vitamin E locks
in hydration
Free radical +
blue light defense
Non-greasy matte
Lip Balm
30
New Products Launching Summer 2025

Small Team With Big Goals.💡

Dermasport operates with a small team supported by strategic advisors and specialized contractors, enabling agility with minimal overhead.

Team Leaders

👤 **Todd Mitchell – President**

👤 **Jerry Mix - Chairman and CEO**

👤 **David Schmidt – Director of Product & Marketing**

👤 **Christopher Schmidt, MD – Chief Medical Officer**

👤 **Karen Allard – Co-Founder, Personal Care Expert**

Olympian Advisors

👤 **Elizabeth Beisel – Olympian, Team USA Swimming, Founder of BlockCancer**

👤 **Nathan Adrian – Olympian, Team USA Swimming, Swim Dad**

A Message from Dermasport's CEO Jerry Mix



Let's Build Better Skincare for Athletes - A Message from Der
Dermasport
dermasport
JERRY MIX
Chairman & CEO
Lifelong Swimmer
Watch on YouTube
dermasport

In the Press

Monterey County's Health Magazine
MARCH 2024
HEALTH
MATTERS

Beauty & Dental
Sun, Water and Better Skin

What's New in Dental Health
Weight Loss Drugs: Pros and Cons
Nutrition for Healthy Teeth
Detecting Oral Cancers Early
and much, much more ...

MONTEREY HERALD *Serving Monterey County*

Safer Fun in the Sun



PHOTOS BY RANDY TUNNELL

Watersport family creates unique skin care products

BY LISA CRAWFORD WATSON

David Schmidt, like his father before him, dermatologist Dr. Christopher Schmidt, grew up in a family focused on swimming and water polo. Considering themselves "ambassadors of the water," their devotion goes beyond a lifestyle to an identity.

Because of their passion, the Schmidts had long wondered what kind of products they might develop to protect their skin from the damaging effects of prolonged sun exposure.

"For the past 25 years," says Dr. Schmidt, "my patients who spend time in the water had been asking me how they could take better care of their skin and what they could do to improve the quality of skin regularly exposed to the elements."

Dr. Schmidt's dermatology practice is based in Los Gatos, and 31-year-old David lives in Santa Cruz with his fiancé, Lily Hansen, who works locally for Monterey Peninsula Foundation. The whole family spends a lot of time in coastal communities populated by swimmers, surfers, sailors, kayakers, canoe racers, and water polo players.

"Our love of the water frequently brings us down into the Monterey Bay," said David, "where my favorite thing to do all year long is to come around Point Pinos, where we go bluefin tuna fishing. I'm also a regular surfer off the coast of Asilomar and have enjoyed surfing just north of the Frank Lloyd Wright Boat House off Carmel Beach. And our penchant for diving takes us down to Sand Dollar Beach in Big Sur, all of which is typically followed by pastries from Sweet Elena's."

A few years ago, triathlete/swimmer/swim mom Karen Allard, who had already launched the Triswim line of hair products, decided to develop better skin care products. She realized her colleagues were spending thousands of dollars on bikes and equipment but were using the cheapest sunscreen on the market, and wanted to change that.

"Karen turned her attention to outdoor and aquatic athletes facing skin issues such as sunburn, dryness, and goggle marks," says David, "and came up with the idea for Dermasport ... Yet she didn't have the fire power to get her product line off the ground."

Two years ago, the Schmidts decided to team up with Allard to recreate and launch Dermasport as a four-product skin care line. These were introduced to the market last June.

Dermasport is a mineral-based product, says David, whose all-natural polymers create a "hydrophobic" barrier on the face to repel water. "The barrier remains on the skin," says Dr. Schmidt, "for the duration of an Olympic-level swim or water polo practice."

Sustainability is important to the Schmidts, not only in creating a sunscreen that stays on the skin, but also on behalf of the environment. In developing both their products and their packaging, the Schmidts consulted with a marine biologist who has studied water contamination surrounding Pebble Beach due to an accumulation of wayward golf balls. She helped the Schmidts reduce environmental impact by selecting 100% recyclable packaging and incorporating reef-safe ingredients in their products.

Product Placement

Dermasport skin cleanser, intended to be used post-swim or at the end of the day, is designed as part of a daily skin care routine. Many swimmers, as they come out of the ocean or pool, says Dr. Schmidt, find their skin feeling dehydrated. By using typically harsh chemicals to remove chlorine, they actually are doing more harm than good.

"Sunscreen, particularly zinc oxide, is hard to get off," says Dr. Schmidt. "Our sunscreen is quickly and easily removed without harsh effects on the skin."

Perhaps paradoxically, when swimming, says Dr. Schmidt, water can strip oil from the skin, drying it out. "We have created a moisturizer that fosters restoration of lipid oils to the surface



Amazon Success

dermasport



Overall Pick ⓘ

Sponsored ⓘ

Dermasport Facial Moisturizer for Swimmers - A Non-Greasy, Non-Oily Vitamin-Infused Face Cream...

2 Fl Oz (Pack of 1)

★★★★☆ ⌄ 39



Steve G

"I live in a super dry environment and my usual facial lotion wasn't cutting it. I decided to give this a try. I wasn't disappointed!

My face hasn't been this hydrated in YEARS! This is my fourth dermasport product and I'm extremely satisfied!



Sponsored ⓘ

Dermasport Complete Skin Care Set for Swimmers - Sport Sunscreen SPF 50, Facial Moisturizer, Eye Cream fo...

1.65 Fl Oz (Pack of 4)

★★★★½ ⌄ 35

AL

"These products kept my skin hydrated and clear when I was swimming in the pool 3x week."

Patrick Ellington

"This sunscreen is awesome. I am sensitive to chemicals and fragrances and after appl-

Dermasport Facial Sunscreen SPF 50
Lotion - Face Sunscreen for
Swimmers - Pre Swim Lotion for...

2.1 Fl Oz (Pack of 1)

★★★★½ ⌄ 43

ying and wearing all day I had NO issues.
It blends into the skin perfectly. It's great for
everyday wear... keeps me protected whe-
ther swimming, golfing or any outdoor acti-
vity. This product is a winner!"

FAQs

Where is Dermasport manufactured?

All Dermasport formulas are created and filled in the U.S. Our product
packaging is manufactured in the U.S., Mexico, and Spain. Our boxes are
manufactured in China.